June 1, 2023

Via Edgar

Tyler Howes

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	ABVC BioPharma, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 10, 2023
File No. 333-271416

Dear Mr. Howes:

This letter is in response to the letter dated May 11, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ABVC BioPharma, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form S-1 (the “Amendment No. 2”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.

We note your response to prior comment 1 and your revised cover page disclosure indicating that the selling stockholders will be offering 8,527,143 shares of common stock. However, your disclosure on pages 7 and 88 continues to reference a dollar figure with regard to the number of shares issuable upon conversion of the Note, your selling stockholder table indicates that the selling stockholders will be offering up to 9,031,122 shares of common stock and footnote (3) to the selling stockholder table indicates that there are 3,527,778 shares of common stock issuable upon conversion of the note, as opposed to the 3,023,809 figure disclosed on the cover page.

Please reconcile your disclosure, including in the The Offering section on page 7 and the Selling Stockholders section on page 88, or advise.

Response: In response to the Staff’s comment, the Company reconciled its disclosure, including in the The Offering section on page 7 and the Selling Stockholders section on page 88.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Louis Taubman, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Howard Doong
Name:	Howard Doong
Title:	Chief Executive Officer

Cc: Louis Taubman, Esq.

Hunter Taubman Fischer & Li LLC